SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C.

                         FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule
 U-3A-2 from the Provisions of the Public Utility Holding
                     Company Act of 1935

            To Be Filed Annually Prior to March 1

              Constellation Energy Group, Inc.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

          1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
(EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                         State of    Location and Nature
Name                   Organization      of Business
----                   ------------      -----------

Constellation                MD      Baltimore, MD -
Energy Group, Inc.                   holding company

      Subsidiaries of Constellation Energy Group, Inc.
      ------------------------------------------------

Baltimore Gas and            MD      Baltimore, MD -
Electric Company                     public utility

Constellation                MD      Baltimore, MD -
Enterprises, Inc.                    holding company

     Subsidiaries of Baltimore Gas and Electric Company
     --------------------------------------------------

District Chilled             MD      Baltimore, MD -
Water General                        district chilled
Partnership                          water systems

BGE Capital Trust I          DE      Baltimore, MD -
                                     business trust

Silicon Power                PA      Malvern, PA -
Corporation                          manufacturer

       Subsidiaries of Constellation Enterprises, Inc.
       -----------------------------------------------

Constellation Power          DE      Baltimore, MD -
Source, Inc. (CPS)                   power marketer

Constellation                DE      Baltimore, MD -
Energy Source, Inc.                  energy services
(CES)

BGE Home Products &          MD      Baltimore, MD -
Services, Inc.                       energy services
(HPS)

Constellation                MD      Baltimore, MD -
Holdings, Inc.                       holding company

      Subsidiaries of Constellation Power Source, Inc.
      ------------------------------------------------

Orion Power                  DE      Baltimore, MD -
Holdings, Inc.                       generation

Orion Power New              DE      Baltimore, MD -
York, L/P.                           generation

      Subsidiaries of Constellation Energy Source, Inc.
      -------------------------------------------------

Skiles Energy                DE      Baltimore, MD -
Services, Inc.                       inactive sub

     Subsidiaries of BGE Home Products & Services, Inc.
     --------------------------------------------------

BGE Commercial               MD      Baltimore, MD -
Building Systems,                    energy services
Inc.

HPS Receivables,             MD      Baltimore, MD -
Inc.                                 special purpose
                                     financing sub

        Subsidiaries of Constellation Holdings, Inc.
        --------------------------------------------

Constellation                MD      Baltimore, MD -
Power, Inc. (CPI)                    generation and
                                     other energy
                                     related investments

Constellation                MD      Baltimore, MD -
Investments, Inc.                    financial
(CII)                                investments

Constellation Real           MD      Baltimore, MD -
Estate Group, Inc.                   real estate
(CREG)

          Subsidiaries of Constellation Power, Inc.
          -----------------------------------------

Mammoth-Pacific Limited      CA      Mammoth Lakes, CA -
Partnership                          Partnership that owns a
                                     QF facility

Mammoth Power                CA      Mammoth Lakes, CA - power
Associates, L.P.                     development and
                                     geothermal leases

CD Mammoth Lakes I, Inc.     MD      Mammoth Lakes, CA -
                                     Ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Mammoth Lakes II,         MD      Mammoth Lakes, CA -
Inc.                                 Ownership interest in a
                                     partnership that owns a
                                     QF facility

Ormesa 1H                    CA      Imperial Valley, CA -
                                     Ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Ormesageo 1H-A, Inc.      MD      Imperial Valley, CA -
                                     Ownership interest in a
                                     QF facility

CD Ormesageo 1H-B, Inc.      MD      Imperial Valley, CA -
                                     Ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Ormesageo 1H-C, Inc.      MD      Imperial Valley, CA -
                                     Ownership interest in a
                                     partnership that owns a
                                     QF facility

Panther Creek Energy,        DE      Inactive
Inc.

Panther Creek Partners       DE      Carbon County, PA -
                                     Ownership interest in a
                                     QF facility as lessee in
                                     a sale/leaseback

CD Panther Partners, LP      DE      Carbon County, PA -
                                     Ownership interest in a
                                     partnership that is the
                                     lessee in a
                                     sale/leaseback of a QF
                                     facility

CD Panther I, Inc.           MD      Carbon County, PA -
                                     Ownership interest in a
                                     partnership that owns an
                                     interest in a partnership
                                     that is the lessee in a
                                     sale/leaseback of a QF
                                     facility

CD Panther II, Inc.          MD      Carbon County, PA -
                                     Ownership interest in a
                                     partnership that owns an
                                     interest in a partnership
                                     that is the lessee in a
                                     sale/leaseback of a QF
                                     facility

Soda Lake Resources          NV      Fallon, NV - Partnership
Limited Partnership                  that owns geothermal
                                     resources

CD Soda SLR, Inc.            MD      Fallon, NV - Ownership
                                     interest in a partnership
                                     that owns a geothermal
                                     resources

CD Soda III, Inc.            MD      Fallon, NV - Ownership
                                     interest in a corporation
                                     that is the lessee in a
                                     sale/leaseback of a QF
                                     facility

ACE Operating Partners       CA      Trona, CA - Partnership
                                     that owns a QF facility

CE ACE IV, Inc.              MD      Trona, CA - Ownership
                                     interest in a partnership
                                     that owns a QF facility

CE Clemson Power, L.P.       MD      Inactive

CE Clemson Power I, Inc.     MD      Inactive

CE Clemson Power II,         MD      Inactive
Inc.

Inter-Power/AhlCon           DE      Colver, PA - Partnership
Partners Limited                     that is the lessee in the
Partnership                          sale/leaseback of a QF
                                     facility

CE Colver Limited            MD      Colver, PA - Ownership
Partnership                          interest in a partnership
                                     that has an ownership
                                     interest in a partnership
                                     that is the lessee in the
                                     sale/leaseback of a QF
                                     facility

CE Colver I, Inc.            MD      Colver, PA - Ownership
                                     interest in a partnership
                                     that is the lessee in the
                                     sale/leaseback of a QF
                                     facility

CE Colver II, Inc.           MD      Colver, PA - Ownership
                                     interest in partnership
                                     that is the lessee in the
                                     sale/leaseback of a QF
                                     facility

CE Colver III, Inc.          MD      Colver, PA - Ownership
                                     interest in a partnership
                                     that has an ownership
                                     interest in a partnership
                                     that is the lessee in the
                                     sale/leaseback of a QF
                                     facility

A/C Fuels Company            PA      Carbon County, PA - Owner
                                     of waste coal

CE Culm, Inc.                MD      Carbon County, PA -
                                     Ownership interest in a
                                     partnership that owns
                                     waste coal

CE Franklin Energy I,        MD      Inactive
Inc.

CE Franklin Energy II,       MD      Inactive
Inc.

Freehold Cogeneration        DE      Formerly the developer of
Associates Limited                   an electric generating
Partnership                          facility

CE Freehold Limited          MD      Inactive
Partnership

CE Freehold I, Inc.          MD      Inactive

CE Freehold II, Inc.         MD      Inactive

CE Freehold III, Inc.        MD      Inactive

Lake City Geothermal I,      CA      Modoc County, CA -
L.P.                                 partnership that formally
                                     developed an electric
                                     generating facility

CE Lake City Limited         MD      Modoc County, CA -
Partnership I                        ownership interest in a
                                     partnership that was the
                                     former developer of an
                                     electric generating
                                     facility

CE Lake City I, Inc.         MD      Modoc County, CA
                                     -ownership interest in a
                                     partnership that was
                                     formerly the developer of
                                     an electric generation
                                     facility

CE Lake City II, Inc.        MD      Modoc County, CA
                                     -ownership interest in a
                                     partnership that was
                                     formerly the developer of
                                     an electric generation
                                     facility

CE Long Valley Limited       MD      Inactive
Partnership

CE Long Valley I, Inc.       MD      Inactive

CE Long Valley II, Inc.      MD      Inactive

Mojave Power Partners,       MD      Inactive
L.P.

CE Mojave I, Inc.            MD      Inactive

CE Peninsula I, Inc.         MD      Inactive

Puna Geothermal Venture      HI      Hilo, HI - Partnership
                                     that owns a QF facility

CE Puna Limited              MD      Hilo, HI - Partnership
Partnership                          that owns an interest in
                                     a partnership that owns a
                                     QF facility

CE Puna I, Inc.              MD      Hilo, HI - Ownership
                                     interest in a partnership
                                     that owns an interest in
                                     a partnership that owns a
                                     QF facility

CE Puna II, Inc.             MD      Hilo, HI - Ownership
                                     interest in a partnership
                                     that owns an interest in
                                     a partnership that owns a
                                     QF facility

CE Puna III, Inc.            MD      Inactive

Searles Valley Power         CA      Inactive
Partners, L.P.

CE Searles Valley I,         MD      Inactive
Inc.

CE Taunton Limited           MD      MA - partnership that was
Partnership                          formerly developing an
                                     electric generating
                                     facility

CE Taunton I, Inc.           MD      MA - ownership interest
                                     in a partnership that was
                                     formerly the developer of
                                     an electric generating
                                     facility

CE Taunton II, Inc.          MD      MA - ownership interest
                                     in a partnership that was
                                     formerly the developer of
                                     an electric generating
                                     facility

CE Technical Services,       MD      Inactive
Inc.

Central Wayne Energy         MD      Wayne County, MI -
Recovery Limited                     Partnership that owns a
Partnership                          QF facility

CE Central Wayne Energy      MD      Wayne County, MI -
Recovery Limited                     Ownership interest in a
Partnership                          partnership that owns a
                                     QF

CE Wayne I, Inc.             MD      Wayne County, MI -
                                     Ownership interest in a
                                     partnership that owns an
                                     interest in a partnership
                                     that owns a QF facility

CE Wayne II, Inc.            MD      Wayne County, MI -
                                     Ownership interest in a
                                     partnership that owns an
                                     interest in a partnership
                                     that owns a QF facility

Cabazon Wind Partners,       CA      San Gorgonio Pass, CA -
LLC                                  LLC formed to hold an
                                     electric generating
                                     facility, currently in
                                     the early development
                                     stage

CP Cabazon I, Inc.           MD      San Gorgonio Pass, CA -
                                     Member of an LLC that was
                                     formed to hold an
                                     electric generating
                                     facility, currently in
                                     the early development
                                     stage

CP Cabazon II, Inc.          MD      San Gorgonio Pass, CA -
                                     Member of an LLC that was
                                     formed to hold an
                                     electric generating
                                     facility, currently in
                                     the early development
                                     stage

CP Florida Investors II,     MD      Hardee County, FL -
Inc.                                 Ownership interest in a
                                     partnership that was
                                     formed to hold an
                                     electric generating
                                     facility, currently in
                                     the early development
                                     stages

Fort Green Power             MD      Hardee County, FL -
Project, LP                          Partnership formed to
                                     hold an electric
                                     generating facility
                                     currently in the early
                                     development stages

CP Fort Green Limited        MD      Hardee County, FL -
Partnership                          Ownership interest in a
                                     partnership formed to
                                     hold an electric
                                     generating facility
                                     currently in the early
                                     development stages

CP Fort Green I, Inc.        MD      Hardee County, FL -
                                     Ownership interest in a
                                     partnership that has an
                                     interest in a partnership
                                     that was formed to hold
                                     an electric generating
                                     facility currently in the
                                     early development stages

CP Fort Green II, Inc.       MD      Hardee County, FL -
                                     Ownership interest in a
                                     partnership that has an
                                     interest in a partnership
                                     that was formed to hold
                                     an electric generating
                                     facility currently in the
                                     early development stages

Gary Coal Processing         DE      Gary, IN - Partnership
Limited Partnership                  that owns a coal
                                     processing facility

Gary - PCI Ltd., L.P.        DE      Gary, IN - Ownership
                                     interest in a partnership
                                     that owns a coal
                                     processing facility

CP - Gary Limited            MD      Gary, IN - Ownership
Partnership                          interest in partnership
                                     that has an ownership in
                                     a partnership that owns a
                                     coal processing facility

CP - Gary I, Inc.            MD      Gary, IN - Ownership
                                     interest in a partnership
                                     that owns an interest in
                                     a partnership that owns
                                     an interest in a
                                     partnership that owns a
                                     coal processing facility

CP - Gary II, Inc.           MD      Gary, IN - Ownership
                                     interest in a partnership
                                     that owns an interest in
                                     a partnership that owns
                                     an interest in a
                                     partnership that owns a
                                     coal processing facility

CP - Gary III, Inc.          MD      Gary, IN - Ownership
                                     interest in a partnership
                                     that owns an interest in
                                     a partnership that owns
                                     an interest in a
                                     partnership that owns a
                                     coal processing facility

CP - Gary IV, Inc.           MD      Gary, IN - Ownership
                                     interest in a partnership
                                     that owns an interest in
                                     a partnership that owns
                                     an interest in a
                                     partnership that owns a
                                     coal processing facility

CP Egasa, Inc.               MD      Inactive

The  Peruvian Investment     DE      Inactive
Group I, Inc.

The  Peruvian Investment     DE      Inactive
Group II, Inc.

High Desert Power            CA      Victorville, CA - Entity
Project LLC                          formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

CP High Desert Limited       MD      Victorville, CA - Member
Partnership                          of an LLC that was formed
                                     to hold an electric
                                     generating facility
                                     currently in the early
                                     stages of development

CP High Desert I, Inc.       MD      Victorville, CA -
                                     Ownership interest in a
                                     partnership that is a
                                     member of an LLC that was
                                     formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

CP High Desert II, Inc.      MD      Victorville, CA -
                                     Ownership interest in a
                                     partnership that is a
                                     member of an LLC that was
                                     formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

Nickel Hill Energy,LLC       MD      Dracut,  MA - An LLC formed
                                     to  hold  an  electric
                                     generating facility currently
                                     in the early stages of
                                     development

CP Nickel Hill, LLC          DE      Dracut, MA - An LLC
                                     formed to hold a
                                     membership in an LLC
                                     formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

Oleander Power Project,      FL      Brevard County, FL -
LP                                   Entity formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

CP Oleander Limited          MD      Brevard County, FL -
Partnership                          Ownership interest in a
                                     partnership that was
                                     formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stage of
                                     development

CP Oleander I, Inc.          MD      Brevard County, FL -
                                     Ownership interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that was
                                     formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

CP Oleander II, Inc.         MD      Brevard County, FL -
                                     Ownership interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that was
                                     formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

CP Florida Investors,        MD      Brevard County, FL -
Inc.                                 Ownership interest in a
                                     partnership  that  owns
                                     an  interest  in a
                                     partnership  that  was
                                     formed  to  hold an
                                     electric  generating
                                     facility currently in
                                     the early stages of development

Sunnyside Generation,        DE      Sunnyside, Utah - Entity
LLC                                  formed to own a QF
                                     facility expected to be
                                     acquired

CP Sunnyside I, Inc.         MD      Sunnyside, Utah - Member
                                     of an LLC that was formed
                                     to own a QF facility
                                     expected to be acquired

Pace Carbon Synfuels         DE      VA and W.VA - Partnership
Investors, L.P.                      that owns coal processing
                                     facilities

CP Synfuels Investor,        MD      VA and W. VA - An LLC
LLC                                  that has an interest in a
                                     partnership that owns
                                     coal processing
                                     facilities

CP Synfuels, Inc.            MD      VA and W. VA - Member of
                                     an LLC that has an
                                     interest in a partnership
                                     that owns coal processing
                                     facilities

CP Synfuels Investor,        MD      VA and W. VA - Member of
Inc.                                 an LLC that has an
                                     interest in a partnership
                                     that owns coal processing
                                     facilities

CP Synfuels Member, Inc.     MD      VA and W. VA - Member of
                                     an LLC that has an
                                     interest in a partnership
                                     that owns coal processing
                                     facilities

Rio Nogales Power            DE      Seguin, Texas - Entity
Project, L.P.                        formed to hold an
                                     electric generating
                                     facility currently in the
                                     early stages of
                                     development

Rio Nogales I, Inc.          DE      Seguin, Texas - Ownership
                                     interest in a partnership
                                     that was formed to hold
                                     an electric generating
                                     facility currently in the
                                     early stages of
                                     development

Rio Nogales II, Inc.         DE      Seguin, Texas - Ownership
                                     interest in a partnership
                                     that was formed to hold
                                     an electric generating
                                     facility currently in the
                                     early stages of
                                     development

Gateway Power Project,       DE      Gilmer, Texas -
L.P.                                 Partnership formed to
                                     hold an EWG currently in
                                     the early stages of
                                     development

Gateway I, Inc.              DE      Gilmer, Texas - Ownership
                                     interest in a partnership
                                     that was formed to hold
                                     an EWG currently in the
                                     early stages of
                                     development

Gateway II, Inc.             DE      Gilmer, Texas - Ownership
                                     interest in a partnership
                                     that was formed to hold
                                     an EWG currently in the
                                     early stages of
                                     development

Constellation Operating      MD      Baltimore, MD - Provide
Services, Inc. (COSI)                technical expertise for
                                     operations and project
                                     maintenance for the power
                                     industry

Constellation Power          MD      Baltimore, MD - developer
Development, Inc.                    of wholesale power
                                     projects

Constellation Power        Cayman    Baltimore, MD - developer
International              Island    of international power
Development, Inc.                    projects

Constellation Power        Cayman    Baltimore, MD - a holding
International              Island    company of international
Investments, Ltd.                    power projects



      Subsidiaries of Constellation Power International
      -------------------------------------------------
                      Investments, Ltd.
                      -----------------

Green Tree Finance         Cayman    Guatemala - ownership
Company                    Island    interest in a company
                                     that owns an EWG

Guatemalan Generating      Cayman    Guatemala - ownership
Group - 1                  Island    interest in a company
                                     that owns an EWG

CP Panama I, S.A.          Panama    Panama - ownership
                                     interest in a company
                                     that has an ownership
                                     interest in a FUCO

The Latin America Energy   Cayman    Ownership interests in
and Electricity Fund I,    Islands   FUCOS, EWGS and other
L.P.                                 energy related
                                     businesses in Latin
                                     America


   Subsidiaries of Constellation Operating Services, Inc.
   ------------------------------------------------------

COS Broad Mountain, Inc.     MD      Inactive

A/C Power (formerly PYCO     MD      Carbon County, PA and
Ace Operations)                      Trona, CA - Partnership
                                     that operates and
                                     maintains QF facilities

COSI A/C Power, Inc.         MD      Carbon County, PA and
                                     Trona, CA - Ownership
                                     interest in a
                                     partnership that
                                     operates and maintains
                                     QF facilities

COSI Astoria, Inc.           MD      Manhattan, NY - Formed
                                     to provide operation and
                                     maintenance services to
                                     electric generation
                                     facilities to be
                                     acquired by an affiliate

COSI Carr St., Inc.          MD      Syracuse, NY - Provides
                                     operation and
                                     maintenance services to
                                     an EWG facility of an
                                     affiliate

COSI Central Wayne, Inc.     MD      Wayne County, MI -
                                     Operation and
                                     maintenance of a QF
                                     facility

COSI Coal Prep VA1, Inc.     MD      West Virginia -
                                     Operation and
                                     maintenance of a coal
                                     preparation facility

COSI Coal Prep WV1, Inc.     MD      West Virginia -
                                     Operation and
                                     maintenance of a coal
                                     preparation facility

COSI Coal Prep WV2, Inc.     MD      West Virginia -
                                     Operation and
                                     maintenance of a coal
                                     preparation facility

COSI Coal Prep WV3, Inc.     MD      West Virginia -
                                     Operation and
                                     maintenance of a coal
                                     preparation facility

COSI Coldwater, Inc.         MD      New York - Formed to
                                     provide operation and
                                     maintenance services to
                                     electric generating
                                     facilities to be
                                     acquired by an affiliate

PCI Operating Company        MD      Gary, IN - Operation and
Partnership                          maintenance of a coal
                                     processing facility

COSI - Gary I, Inc.          MD      Gary, Indiana -
                                     ownership interest in a
                                     partnership that
                                     provides operation and
                                     maintenance of a coal
                                     processing facility

COSI - Gary II, Inc.         MD      Gary, Indiana -
                                     ownership interest in a
                                     partnership that
                                     provides operation and
                                     maintenance of a coal
                                     processing facility

COSI Nevada, Inc.            MD      Inactive

COSI Puna, Inc.              MD      Hilo, Hawaii - Operation
                                     and Maintenance of a QF
                                     facility

COSI Services, Inc.          MD      Inactive

COSI Sunnyside, Inc.         MD      Sunnyside, Utah - formed
                                     for the Operation and
                                     maintenance of a QF
                                     facility, once acquired

COSI Synfuels, Inc.          MD      Inactive

COSI Synfuels VA1, Inc.      MD      Virginia - Operate a
                                     fuel processing facility

COSI Synfuels WV1, Inc.      MD      West Virginia - operate
                                     a fuel processing
                                     facility

COSI Synfuels WV2, Inc.      MD      West Virginia - Operate
                                     a fuel processing
                                     facility

COSI Synfuels WV3, Inc.      MD      West Virginia - Operate
                                     a fuel processing
                                     facility

COSI Taunton, Inc.           MD      Inactive

Constellation Operating      CA      Baltimore, MD
Services                             Partnership formed for
                                     the operation and
                                     maintenance of QF
                                     facilities

COSI Ultra, Inc.             MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that
                                     operates and maintains
                                     QF facilities

COSI Ultra II, Inc.          MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that
                                     operates and maintains
                                     QF facilities

Constellation Operating    Cayman    Baltimore, MD -
Services International     Island    Operation and
                                     Maintenance of
                                     international QF
                                     facilities

Constellation Operating    Cayman    Baltimore, MD -
Services International -   Island    Operation and
I                                    Maintenance of
                                     international QF
                                     facilities

Constellation Water          DE      Inactive
Systems, Inc.


    Subsidiaries of Constellation Real Estate Group, Inc.
    -----------------------------------------------------

KMS Oldco, Inc.              MD      Inactive

Constellation Oldco,         MD      Inactive
Inc.

Constellation Real           MD      Columbia, MD - Own &
Estate, Inc.                         develop Real Estate

Constellation Health         MD      Columbia, MD - Own &
Services, Inc.                       develop senior living
                                     facilities

CPI Church Street, Inc.      MD      Orlando, FL - former
                                     owner of dining, retail
                                     and entertainment
                                     complex



       Subsidiaries of Constellation Real Estate, Inc.
       -----------------------------------------------

Annapolis Exchange, LLC      MD      Anne Arundel County, MD
                                     - An LLC that owns &
                                     develops Real Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
I, LLC                               - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
II, LLC                              - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
III, LLC                             - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
IV, LLC                              - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
V, LLC                               - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
VI, LLC                              - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
VII, LLC                             - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
VIII, LLC                            - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
IX, LLC                              - Member of an LLC that
                                     owns & develops Real
                                     Estate

Annapolis Exchange Lot       MD      Anne Arundel County, MD
X, LLC                               - Member of an LLC that
                                     owns & develops Real
                                     Estate

Constellation Meadows I,     VA      Chantilly, VA - LLC that
LLC                                  owned Real Estate

CPI Meadows One, Inc.        MD      Chantilly, VA - Sole
                                     Member of LLC that owned
                                     Real Estate

257 Oxon, LLC                MD      Prince George's County,
                                     MD - LLC that owns Real
                                     Estate

CPI 257, Inc.                MD      Prince George's County,
                                     MD - Sole member of an
                                     LLC that owns Real
                                     Estate

CPI Brown's Wharf, Inc.      MD      Baltimore, MD - Former
                                     owner of Real Estate

CPI Gatespring II, Inc.      MD      Columbia, MD - Former
                                     owner of Real Estate

Hickory Ridge-Route 40       MD      Harford County, MD -
Limited Partnership                  Partnership owning Real
                                     Estate

CPI Hickory Ridge, Inc.      MD      Harford County, MD -
                                     Ownership interest in a
                                     partnership owning Real
                                     Estate

Jolly Knolls, LLC            MD      Annapolis Junction, MD -
                                     LLC formed to own &
                                     develop Real Estate

CPI Jolly Knolls, Inc.       MD      Annapolis Junction, MD -
                                     sole member of an LLC
                                     that owns Real Estate

CPI Lynch, Inc..             MD      Inactive

Urbana - Route 255           MD      Frederick County, MD -
Limited Partnership                  owns & develops Real
                                     Estate

CPI Montecito, Inc.          MD      Frederick County, MD -
                                     Ownership interest in a
                                     partnership formed to
                                     own & develop Real
                                     Estate

CPI National Business        MD      Anne Arundel County, MD
Park I, Inc.                         - former owner of Real
                                     Estate

CPI National Business        MD      Anne Arundel County, MD
Park II, Inc.                        - former owner of Real
                                     Estate

CPI National Business        MD      Anne Arundel County, MD
Park III, Inc.                       - former owner of Real
                                     Estate

NBP 132, LLC                 MD      Anne Arundel County, MD
                                     - owner of Real Estate

CPI National Business        MD      Anne Arundel County, MD
Park V, Inc.                         - member of an LLC that
                                     owns Real Estate

CPI Partner, Inc.            MD      Carroll County, MD -
                                     former owner of Real
                                     Estate

Piney Orchard Master         MD      Odenton, MD - a
Partnership                          Partnership that owns
                                     Real Estate

Piney Orchard Village        MD      Odenton, MD - An LLC
Center, LLC                          with an ownership
                                     interest in a
                                     partnership that owns &
                                     develops Real Estate

CPI Piney Orchard            MD      Odenton, MD - Sole
Village Center, Inc.                 member of an LLC formed
                                     to own & develop Real
                                     Estate

CPI Springfield, Inc.        MD      Springfield, VA - Former
                                     ownership interest in an
                                     LLC that owned Real
                                     Estate

Timothy-Brandywine           MD      Prince George's County,
Associates Limited                   MD - partnership formed
Partnership                          to own & develop Real
                                     Estate

CPO Brandywine Commerce      MD      Prince George's County,
Centre, Inc.                         MD - Ownership interest
                                     in a partnership that
                                     owns & develops Real
                                     Estate

Accokeek-Brandywine          MD      Prince George's County,
Associates Limited                   MD -Partnership formed
Partnership                          to own & develop Real
                                     Estate

CPO Brandywine (West),       MD      Prince George's County,
Inc.                                 MD - ownership interest
                                     in a partnership formed
                                     to own & develop Real
                                     Estate

CPO Constellation            MD      Prince George's County,
Centre, Inc.                         MD - Former owner of
                                     real estate

First State Plaza            DE      Wilmington, DE - Former
Associates Limited                   owner of real estate
Partnership

KMS 1st State Limited        DE      Wilmington, DE - Former
Partnership                          owner of real estate

CPO First State, Inc.        MD      Former owner of real
                                     estate

CPO Laurel Tower, Inc.       MD      Prince George's County,
                                     MD - Former owner of
                                     real estate

Montmott Associates          MD      Frederick County, MD -
Limited Partnership                  Partnership formed to
                                     Own & develop Real
                                     Estate

CPO Montecito Business       MD      Frederick County, MD -
Park, Inc.                           Ownership interest in a
                                     partnership formed to
                                     own & develop Real
                                     Estate

Jolly Acres Limited          MD      Anne Arundel County, MD
Partnership                          - partnership that owns
                                     Real Estate

CPO National Business        MD      Anne Arundel County, MD
Park, Inc.                           - Ownership interest in
                                     a partnership that owns
                                     Real Estate

CPI PMK-NBP, Inc.            MD      Anne Arundel County, MD
                                     - Ownership interest in
                                     a partnership that owns
                                     Real Estate

CPI WES-NBP, Inc.            MD      Anne Arundel County, MD
                                     - Ownership interest in
                                     a partnership that owns
                                     Real Estate

Arbitrage Land Limited       MD      Anne Arundel County, MD
Partnership                          - partnership that owns
                                     Real Estate

CPO National Business        MD      Anne Arundel County, MD
Park (North), Inc.                   - ownership interest in
                                     a partnership that owns
                                     Real Estate

CPI WES-Arbitrage, Inc.      MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

CPI PMK-Arbitrage, Inc.      MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

Peppercorn Land Limited      MD      Odenton, MD -
Partnership                          partnership that owns
                                     Real Estate

CPO Piney Orchard Land       MD      Odenton, MD - ownership
(East), Inc.                         interest in a
                                     partnership that owns
                                     Real Estate

CPO Three Centre Park,       MD      Columbia, MD - Former
Inc.                                 owner of real estate

CPO Valley Centre, Inc.      MD      Owings Mills, MD -
                                     Former owner of real
                                     estate

Jolly Acres Utilities,       MD      Inactive
Inc.

CPO Jolly Utilities,         MD      Inactive

Inc.

Parkway Crossing             VA      Prince William County,
Associates, LLC                      VA - an LLC that owned
                                     Real Estate

Piney Orchard                DE      Odenton, MD - owner of a
Wastewater, Inc.                     waste water treatment
                                     facility

CPO Piney Wastewater,        MD      Odenton, MD - ownership
Inc.                                 interest in a company
                                     that owns a waste water
                                     treatment facility

Piney Orchard Master         MD      Odenton, MD -
Partnership                          partnership that owns
                                     Real Estate

Piney Orchard Employment     MD      Odenton, MD - Ownership
Center Limited                       interest in a
Partnership                          partnership that owns
                                     Real Estate

BOKS-13, Inc.                MD      Odenton, MD - Ownership
                                     interest in a
                                     partnership that has an
                                     ownership percentage in
                                     a partnership that owns
                                     Real Estate

Piney Orchard Limited        MD      Odenton, MD - ownership
Partnership                          interest in a
                                     partnership that owns
                                     Real Estate

CPO Piney Orchard, Inc.      MD      Odenton, MD - ownership
                                     interest in a
                                     partnership that has an
                                     ownership percentage in
                                     a partnership that owns
                                     Real Estate

Piney Orchard                MD      Odenton, MD - ownership
Residential One Limited              interest in a
Partnership                          partnership that owns
                                     Real Estate

BOKS-14, Inc.                MD      Odenton, MD - ownership
                                     interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that owns
                                     Real Estate

Piney Orchard                MD      Odenton, MD - ownership
Residential Two Limited              interest in a
Partnership                          partnership that owns

                                     Real Estate

BOKS-15, Inc.                MD      Odenton, MD - ownership
                                     interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that owns
                                     Real Estate.

Piney Orchard                MD      Odenton, MD - ownership
Residential Three                    interest in a
Limited Partnership                  partnership that owns
                                     Real Estate

BOKS-16, Inc.                MD      Odenton, MD - ownership
                                     interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that owns
                                     Real Estate

Piney Orchard Town           MD      Odenton, MD - ownership
Center Limited                       interest in a
Partnership                          partnership that owns
                                     Real Estate

BOKS-12, Inc.                MD      Odenton, MD - ownership
                                     interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that owns
                                     Real Estate

PMK-1, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

PMK-2, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

PMK-3, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

PMK-4, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

PMK-5, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

PMK-6, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

WES-1, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

WES-2, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

WES-3, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

WES-4, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

WES-5, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

WES-6, Inc.                  MD      Anne Arundel County, MD
                                     - ownership interest in
                                     a partnership that owns
                                     Real Estate

Onyx Realty Development      DE      Columbia, MD - Real
Corporation                          Estate Development

Bon Tasha Group              MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Parliament Investors         MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

2301 Russell Group           MD      Baltimore, MD -
                                     Partnership that owns
                                     Real Estate

Rory & Company               MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Tri-Lake                     MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Mil-Mar Associates           MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

TDH Holdings                 MD      Baltimore, MD -
                                     Partnership that owns
                                     Real Estate

MJK Enterprises              MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Ariana Associates            MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Shawmut Associates           MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Fair Haven Enterprises       MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Comix                        MD      Baltimore, MD -
                                     Partnership that owns
                                     Real Estate

P.A. Investments             MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Greenberg Family             MD      Baltimore, MD -
Partnership                          Partnership that
                                     formerly owned Real
                                     Estate

Marsky Brothers              MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

Windsor Properties           MD      Baltimore, MD -
                                     Partnership that
                                     formerly owned Real
                                     Estate

East Realty Holdings,        DE      Baltimore, MD - Former
Inc.                                 owner of Real Estate

Hopestill Holdings, Inc.     MD      Baltimore, MD - Former
                                     owner of Real Estate

Cullen Construction,         MD      Baltimore, MD - Former
Inc.                                 owner of Real Estate

Churchill Partnership        MD      Baltimore, MD - Former
                                     owner of Real Estate

Braces, Ltd.                 MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that owns
                                     Real Estate

Bristol Creek                MD      Baltimore, MD -
Corporation                          Ownership interest in a
                                     company that formerly
                                     owned Real Estate

Elmdale Corporation          MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that owns
                                     Real Estate

FNP Management               MD      Baltimore, MD -
Corporation                          Ownership interest in a
                                     company that owns Real
                                     Estate

Franklin Holding, Inc.       MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that owns
                                     Real Estate

Gray Saddle, Inc.            MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that
                                     formerly owned Real
                                     Estate

J.R.S. Transportation        NJ      Baltimore, MD -owns Real
                                     Estate

Paper Ridge Corporation      MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that
                                     formerly owned Real
                                     Estate

Stefco, Inc.                 MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that owns
                                     Real Estate

Sunshine Light, Inc.         MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that owns
                                     Real Estate

Terry Lane Corporation       MD      Baltimore, MD -
                                     Ownership interest in a
                                     company that owns Real
                                     Estate

Woodlawn Investors, Inc.     MD      Inactive

Mercury Welding, Inc.        NJ      Inactive

Corporate Office             MD      Philadelphia, PA - Real
Properties Trust                     Estate Investment Trust


     Subsidiaries of Constellation Health Services, Inc.
     ---------------------------------------------------

CHS Annapolis Assisted,      MD      Annapolis - former
Inc.                                 ownership interest in a
                                     senior living facility

Aspenwood Associates         MD      Montgomery County, MD -
Limited Partnership                  partnership that owns a
                                     senior living facility

CHS Aspenwood, Inc.          MD      Montgomery County, MD -
                                     ownership interest in a
                                     partnership that owns a
                                     senior living facility

CHS Aspenwood II, Inc.       MD      Montgomery County, MD -
                                     ownership interest in a
                                     partnership that owns a
                                     senior living facility

Aspenwood MRC Limited        MD      Montgomery County, MD -
Partnership                          partnership that owns a
                                     senior living facility

CE SEGS IX, Inc.             MD      Montgomery County, MD -
                                     ownership interest in a
                                     partnership that owns a
                                     senior living facility

HeartHomes Residence at      MD      Annapolis, MD - An LLC
Bay Ridge I, LLC                     that owns a senior
                                     living facility

CHS Bay Ridge Assisted       MD      Annapolis, MD - Sole
I, Inc.                              Member of an LLC that
                                     owns a senior living
                                     facility

HeartHomes Residence at      MD      Anne Arundel County, MD
Bay Ridge II, LLC                    - an LLC that owns a
                                     senior living facility

CHS Bay Ridge Assisted       MD      Anne Arundel County, MD
II, Inc.                             - Sole Member of an LLC
                                     that owns a senior
                                     living facility

Rose Hill Residence at       MD      Inactive
Bay Ridge I, LLC

Rose Hill Residence at       MD      Inactive
Bay Ridge II, LLC

HeartHomes Residence at      MD      Anne Arundel County, MD
Bay Ridge I, Inc.                    - former ownership
                                     interest in a
                                     partnership that owned a
                                     senior living facility

HeartHomes Residence at      MD      Anne Arundel County, MD
Bay Ridge II, Inc.                   - former ownership
                                     interest in a
                                     partnership that owned a
                                     senior living facility

Rose Hill Residence at       MD      Inactive
Lutherville, I, LLC

Rose Hill Residence at       MD      Inactive
Lutherville II, LLC

HeartHomes Residence at      MD      Lutherville, MD - former
Lutherville I, Inc.                  ownership interest in a
                                     partnership that owned a
                                     senior living facility

HeartHomes Residence at      MD      Lutherville, MD - former
Lutherville I, Inc.                  ownership interest in a
                                     partnership that owned a
                                     senior living facility

Laurelmead Nursing           RI      Providence, RI - LLC
Center, LLC                          that owns a senior
                                     living facility

CHS Beechwood Assisted,      MD      Providence, RI -
Inc.                                 membership interest in
                                     an LLC that owns a
                                     senior living facility

CHS Bel Air Assisted,        MD      Bel Air, MD - former
Inc.                                 ownership interest in
                                     partnership that owned a
                                     senior living facility

Constellation Carolina       NC      North Carolina - an LLC
I, LLC                               that is developing a
                                     senior living facility

CHS Crescent Assisted,       MD      North Carolina - sole
Inc.                                 member of an LLC that is
                                     developing a senior
                                     living facility

CHS Crofton Assisted,        MD      Crofton, MD - former
Inc.                                 ownership interest in a
                                     partnership that owned a
                                     senior living facility

HeartFields Retirement       MD      Montgomery County MD -

Community - White Oak,               LLC that is developing a
LLC                                  senior living facility

CHS Heartlands - White       MD      Montgomery County, MD -
Oak, Inc.                            sole member of an LLC
                                     that is developing a
                                     senior living facility

CHS Laurel Assisted,         MD      Laurel, MD - former
Inc.                                 ownership interest in a
                                     partnership that owned a
                                     senior living facility

HeartHomes Residence at      MD      Lutherville, MD - LLC
Lutherville I, LLC                   that owns a senior
                                     living facility

CHS Lutherville Assisted     MD      Lutherville MD - sole
I, Inc.                              member of an LLC that
                                     owns a senior living
                                     facility

HeartHomes Residence at      MD      Lutherville, MD - LLC
Lutherville II, LLC                  that owns a senior
                                     living facility

CHS Lutherville Assisted     MD      Lutherville, MD - Sole
II, Inc.                             member of an LLC that
                                     owns a senior living
                                     facility

CHS Nursing I, Inc.          MD      Lakeland, FL - Former
                                     ownership interest in a
                                     senior living facility

Constellation Potomac,       MD      Potomac, MD - LLC that
LLC                                  formerly was developing
                                     a senior living facility

CHS Potomac Assisted,        MD      Potomac, MD - Membership
Inc.                                 interest in an LLC that
                                     formerly was developing
                                     a senior living facility

CHS Pikesville Assisted,     MD      Pikesville, MD - former
Inc.                                 ownership interest in a
                                     senior living facility

The HeartHaven               CT      Bloomfield, CT - LLC
Retirement Community -               that is developing a
Seabury, LLC                         senior living facility

CHS Seabury, Inc.            MD      Bloomfield, CT -
                                     Membership interest in
                                     an LLC that is
                                     developing a senior
                                     living facility

CHS Severna Park             MD      Severna Park, MD -
Assisted, Inc.                       former ownership
                                     interest in a
                                     partnership that owned a
                                     senior living facility

Constellation Senior         MD      Columbia, MD - Health
Services, Inc.                       care facility management
                                     and consulting

HeartHomes Residence at      MD      Glen Burnie, MD -
Kellington Limited                   Partnership that owns an
Partnership                          assisted living facility

HeartHomes Residence at      MD      Glen Burnie, MD -
Kellington, Inc.                     ownership interest in a
                                     partnership that owns an
                                     assisted living facility

HeartHomes Residence at      MD      Glen Burnie, MD -
Kellington II, Inc.                  ownership interest in a
                                     partnership that owns an
                                     assisted living facility

HeartHomes Residence at      MD      Linthicum, MD - an LLC
Linthicum, LLC                       that owns a senior
                                     living facility

HeartHomes Residence at      MD      Linthicum, MD - sole
Linthicum, Inc.                      member of an LLC that
                                     owns a senior living
                                     facility

HeartFields Retirement       MD      Dauphin County, PA - LLC
Community - Lower                    that is developing a
Paxton, LLC                          senior living facility

HeartFields Retirement       MD      Linthicum, MD - Sole
Community - Lower                    member of an LLC that is
Paxton, Inc.                         developing a senior
                                     living facility

HeartHomes Residence at      MD      Odenton, MD -
Piney Orchard Limited                Partnership that owns a
Partnership                          senior living facility

HeartHomes Residence at      MD      Odenton, MD - ownership
Piney Orchard, Inc.                  interest in a
                                     partnership that owns a
                                     senior living facility

HeartHomes Residence at      MD      Odenton, MD - ownership
Piney Orchard II, Inc.               interest in a
                                     partnership that owns a
                                     senior living facility

HeartFields Retirement       VA      Shenandoah, VA - an LLC
Community - Shenandoah,              that is developing a
LLC                                  senior living facility

HeartFields Retirement       MD      Shenandoah, VA - Sole
Community - Shenandoah,              member of an LLC that is

Inc.                                 developing a senior
                                     living facility

HeartFields Retirement       MD      Bowie, MD - an LLC that
Community - Bowie, LLC               is developing a senior
                                     living facility

HeartFields Retirement       MD      Bowie, MD - Sole Member
Community - Bowie, Inc.              of an LLC that is
                                     developing a senior
                                     living facility

HeartFields Retirement       MD      Monmouth County, CT -
Community - Raleigh, LLC             LLC that is developing a
                                     senior living facility

HeartFields Retirement       MD      Monmouth County, CT -
Community - Raleigh,                 Sole Member of an LLC
Inc.                                 that is developing a
                                     senior living facility

HeartFields Retirement       MD      Monmouth County, CT - An
Community - Simsbury,                LLC that is developing a
LLC                                  senior living facility

HeartFields Retirement       MD      Monmouth County, CT -
Community - Simsbury,                Sole member of an LLC
Inc.                                 that is developing a
                                     senior living facility

Heartlands Retirement        MD      Ellicott City, MD -
Community - Ellicott                 owner of a senior living
City I, Inc.                         facility

Heartlands Retirement        MD      Ellicott City, MD -
Community - Ellicott                 owner of a senior living
City II, Inc.                        facility

Heartlands Retirement        MD      Frederick, MD - an LLC
Community - Frederick,               that owns a senior
LLC                                  living facility

Heartlands Retirement        MD      Frederick, MD - Sole
Community - Frederick,               member of an LLC that
Inc.                                 owns a senior living
                                     facility

The Heartlands               MD      Fredericksburg, VA - an
Retirement Community -               LLC that owns a senior
Fredericksburg, LLC                  living facility

The Heartlands               MD      Fredericksburg, VA -
Retirement Community -               Sole member of an LLC
Fredericksburg, Inc.                 that owns a senior
                                     living facility

Heartlands Retirement        NJ      Manalapan, NJ - an LLC
Community - Manalapan,               that is developing a
LLC                                  senior living facility

Heartlands Retirement        MD      Manalapan, NJ -

Community - Manalapan,               membership interest in
Inc.                                 an LLC that is
                                     developing a senior
                                     living facility

CHS Assisted I, Inc.         MD      Manalapan, NJ -
                                     membership interest in
                                     an LLC that owns a
                                     senior living facility

The Heartlands               MD      Severna Park, MD -
Retirement Community -               partnership that owns a
Severna Park Limited                 senior living facility
Partnership

The Heartlands               MD      Severna Park, MD -
Retirement Community -               ownership interest in a
Severna Park I, Inc.                 partnership that owns a
                                     senior living facility

Heartlands Retirement        MD      Severna Park, MD -
Community - Severna Park             ownership interest in a
II, Inc.                             partnership that owns a
                                     senior living facility

HeartFields Retirement       MD      Easton, MD - LLC that is
Community - Easton, LLC              developing a senior
                                     living facility

HeartFields Retirement       MD      Easton, MD - sole member
Community - Easton, Inc.             of an LLC that is
                                     developing a senior
                                     living facility

HeartFields Retirement       MD      Baltimore County, MD -
Community - Mays Chapel,             LLC that owns a senior
LLC                                  living facility

HeartFields Retirement       MD      Baltimore County, MD -
Community - Mays Chapel,             sole member of an LLC
Inc.                                 that owns a senior
                                     living facility

HeartFields Retirement       MD      Providence County, RI -
Community - Pawtucket,               LLC that is developing a
LLC                                  senior living facility

The HeartFields              MD      Providence County, RI -
Retirement Community -               Sole member of  an LLC
Pawtucket, Inc.                      that is developing a
                                     senior living facility


           Subsidiaries of CPI Church Street, Inc.
           ---------------------------------------

Church Street Station,       FL      Orlando, FL - former
Inc.                                 ownership related to a
                                     dining, retail and
                                     entertainment complex

Rosie O'Grady's              FL      Orlando, FL - former
Aviation, Inc.                       ownership related to a
                                     dining, retail and
                                     entertainment complex


       Subsidiaries of Constellation Investments, Inc.
       -----------------------------------------------

Luz Solar Partners IV,       CA      Kramer  Junction,  CA  -
Ltd.                                 partnership that owns  a
                                     QF facility

CII Solarpower I, Inc.       MD      Kramer  Junction,  CA  -
                                     Ownership interest in  a
                                     partnership that owns  a
                                     QF facility

Pacific Ultrapower           CA      Sonora, CA - Partnership
Chinese Station Partners             that owns a QF facility
LP

CII Woodpower I, Inc.        MD      Sonora, CA - Ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

Rio Bravo Fresno             CA      Fresno, CA - Partnership
                                     that owns a QF facility

CII Woodpower II, Inc.       MD      Fresno, CA - Ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

BHP Patriots Limited         MD      Baltimore, MD -
Partnership                          Partnership that owns
                                     Real Estate.

CII BHP Housing, Inc.        MD      Baltimore, MD -
                                     ownership interest in a
                                     partnership that owns
                                     Real Estate

Bruce Street Limited         MD      Baltimore, MD -
Partnership                          Partnership that owns
                                     Real Estate

CII BRS Housing, Inc.        MD      Baltimore, MD -
                                     ownership interest in a
                                     partnership that owns
                                     Real Estate

Neighborhood Rental          MD      Baltimore, MD -
Limited Partnership                  Partnership that owns
                                     Real Estate

CII NRS Housing, Inc.        MD      Baltimore, MD -
                                     Ownership interest in a
                                     partnership that owns
                                     Real Estate

The New Parkman Housing      MD      Baltimore, MD -
Limited Partnership                  Partnership that owns
                                     Real Estate

CII New Parkman, Inc.        MD      Baltimore, MD -
                                     ownership interest in a
                                     partnership that owns
                                     Real Estate

ACE Cogeneration Company     CA      Trona, CA - Partnership
                                     that owns a QF facility

ACE Power Partners           CA      Trona, CA - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CE ACE Limited               MD      Trona, Ca - Ownership
Partnership                          interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

CD ACE I, Inc.               MD      Trona, CA - Ownership
                                     interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that has a
                                     partnership interest in
                                     a QF facility

CD ACE II, Inc.              MD      Trona, CA - Ownership
                                     interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that has a
                                     partnership interest in
                                     a QF facility

CD ACE III, Inc.             MD      Trona, CA - Ownership
                                     interest in a
                                     partnership that has an
                                     ownership interest in a
                                     partnership that has a
                                     partnership interest in
                                     a QF facility

Empire Limited               NV      Wachoe, NV - partnership
Partnership                          that owns a QF facility

CD Empire I, Inc.            MD      Wachoe, NV - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Empire II, Inc.           MD      Wachoe, NV - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

Rio Bravo Jasmin             CA      Kern Co., CA -
                                     Partnership that owns a
                                     QF facility

CD Jasmin I, Inc.            MD      Kern Co., CA - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Jasmin II, Inc.           MD      Kern Co., CA - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Jasmin III, Inc.          MD      Kern Co., VA - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Malacha I, Inc.           MD      Muck Valley, CA -
                                     ownership interest in a
                                     partnership that owns a
                                     EWG/QF facility

Ormesa Geothermal II         CA      Imperial Valley, CA -
                                     partnership that owns a
                                     QF facility

CD Ormesageo II-A, Inc.      MD      Imperial Valley, CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Ormesageo II-B, Inc.      MD      Imperial Valley, CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Ormesageo II-C, Inc.      MD      Imperial Valley, CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Ormesageo IE-A, Inc.      MD      Inactive

CD Ormesageo IE-B, Inc.      MD      Inactive

CD Ormesageo IE-C, Inc.      MD      Inactive

Rio Bravo Poso               CA      Kern Co., CA -
                                     Partnership that owns a
                                     QF facility

CD Poso I, Inc.              MD      Kern Co., CA - Ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Poso II, Inc.             MD      Kern Co., CA - Ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Poso III, Inc.            MD      Kern Co., CA - Ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

Rio Bravo Rocklin            CA      Placer Co., CA -
                                     Partnership that owns a
                                     QF facility

CD Rocklin I, Inc.           CA      Placer Co., CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Rocklin II, Inc.          MD      Placer Co., CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Rocklin III, Inc.         MD      Placer Co., CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

CD Rumford, Inc.             MD      Inactive

LUZ Solar Partners V,        CA      Kramer Junction, CA -
Ltd.                                 Partnership that owns a
                                     QF facility

CD SEGS V, Inc.              MD      Kramer Junction, CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

LUZ Solar Partners VI,       CA      Muck Valley, CA -
Ltd.                                 partnership that owns a
                                     QF facility

CD SEGS VI, Inc.             MD      Muck Valley, CA -
                                     ownership interest in a
                                     partnership that owns a
                                     QF facility

Soda Lake Limited            NV      Fallon, NV - Ownership
Partnership                          interest in a QF
                                     facility as lessor in a
                                     sale/leaseback

CD Soda I, Inc.              MD      Fallon, NV - Ownership
                                     interest in a QF
                                     facility as partner of a
                                     partner of a lessor in a
                                     sale/leaseback

CD Soda II, Inc.             MD      Fallon, NV - Ownership
                                     interest in a QF
                                     facility as partner of a
                                     partner of a lessor in a
                                     sale/leaseback

CD Stillwater-A, Inc.        MD      Fallon, NV - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Stillwater-B, Inc.        MD      Fallon, NV - ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

CD Stillwater-C, Inc.        MD      Fallon, NV ownership
                                     interest in a
                                     partnership that owns a
                                     QF facility

Northern Asset Hedged        MN      Minnesota - Investment
Utility Fund                         Fund

Capital Re Corporation       DE      New York, NY -
                                     Reinsurance



      BGE has the following shell subsidiaries, all of which are inactive and 100% owned:

               Constellation Energy Partners, Inc.
               Constellation Energy Services, Inc.
               Constellation Ventures, Inc.

      In addition, BGE owns 100% of the stock of 44 shell, inactive subsidiaries incorporated in each state except Maryland, Virginia, Ohio, Pennsylvania, Alaska and Hawaii under the name Constellation Energy Corporation.

     2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.


Baltimore Gas and Electric Company (BGE)

Electric
--------

BGE's principal electric plants are shown below:

                                       Installed        Primary
  Plant           Location            Capacity (MW)     Fuel
  -----           --------            -------------     ----
                                  (At December 31,1998)
Steam--
  Calvert        Calvert
  Cliffs         County, MD               1,675          Nuclear

  Brandon        Anne   Arundel
  Shores         County, MD               1,296          Coal

  Herbert A.     Anne   Arundel
  Wagner         County, MD               1,006          Coal/Oil/Gas

  Charles P.     Baltimore
  Crane          County, MD                 385          Coal

  Gould          Baltimore
  Street         City, MD                   104          Oil

  Riverside      Baltimore
                 County, MD                  78          Oil/Gas

Jointly Owned - Steam --
  Keystone       Armstrong  and
                 Indiana
                 Counties, PA               359(A)       Coal

  Conemaugh      Indiana
                 County, PA                 181(A)       Coal

Combustion Turbine--
  Perryman       Harford
                 County, MD                 350          Oil/Gas

  Notch          Baltimore
  Cliff          County, MD                 128          Gas

  Westport       Baltimore
                 City, MD                   121          Gas

  Riverside      Baltimore
                 County, MD                 173          Oil/Gas

  Philadelphia   Baltimore
  Road           City, MD                    64          Oil

  Charles P.     Baltimore
  Crane          County, MD                  14          Oil

  Herbert A.     Anne Arundel
  Wagner         County, MD                  14          Oil
                                             --


    Total                                 5,948
                                          =====

--------------
(A) These totals reflect BGE's proportionate interest and entitlement to capacity from Keystone and Conemaugh, which are 2 megawatts of diesel capacity for Keystone and 1 megawatt of diesel capacity for Conemaugh.

    BGE also owns two-thirds of the outstanding capital stock of Safe Harbor Water Power Corporation, and is currently entitled to 277 megawatts of the rated capacity of the Safe Harbor Hydroelectric Project.

    In addition to the electric generating plants described above, BGE owns 1,265 miles of transmission consisting of 215 circuit miles of 500 kV lines; 318 circuit miles of 230 kV lines; 54 circuit miles of 138 kV lines and 677 circuit miles of 115kV lines, located throughout Central Maryland.

    BGE's 500 kV transmission consists of two circuits which connect our Calvert Cliffs plant to our load center as well as five circuits which interconnect with and are part of the Pennsylvania - New Jersey - Maryland (PJM) 500 kV system. These circuits form a partial 500 kV transmission ring around the Baltimore metropolitan area. Additionally, the Calvert Cliffs-Chalk Point, Calvert Cliffs-Waugh Chapel, and Waugh Chapel-High Ridge circuits are part of the "500 kV Loop", a full 500 kV transmission ring around the Washington metropolitan area with several transformation points to 230 kV.

    BGE's 230 kV transmission connects at two locations via transformation with the 500 kV system and at ten locations via transformation with our 115 kV network, throughout Central Maryland.

    BGE owns approximately 53,285 conductor miles of distribution lines, including 35,269 conductor miles of overhead lines and 18,016 conductor miles of underground lines, throughout Central Maryland.

    BGE's transmission and distribution systems are comprised of approximately 212 substations with installed transformer capacity of approximately 25,882,875 kVA throughout Central Maryland.

    BGE's transmission system is connected to other systems via the following transmission tie lines:

          (1) two connections at the Maryland-Pennsylvania state line near Delta, PA with PECO Energy Company transmission lines.

          (2) four connections with the Pennsylvania Power and Light Co. at the Maryland-Pennsylvania state line, three connections near Graceton, Md., and one near Norrisville, Md.

          (3)  one  connection   with  the   Metropolitan   Edison  Co.  at  the
Maryland-Pennsylvania state line near Twin Farms, Md.

          (4) six active connections with Potomac Electric Power Company, two near Burtonsville, Md., two near Bowie, Md., one near Mt Airy, Md., and one near Eagle Harbor, Md.

Gas
---

      BGE owns 8 gate stations located at various points in its service territory where natural gas is received from suppliers. Natural gas is delivered to customers through approximately 5,749 miles of mains and 4,299 miles of service lines.

     BGE has

     o a liquefied natural gas facility for the liquefaction and storage of natural gas with a total storage capacity of 1,000,000 DTH and a planned daily capacity of 287,988 DTH, and

     o a propane air facility with a mined cavern and refrigerated storage facilities with a total storage capacity equivalent to 1,000,000 DTH and a planned daily capacity of 85,000 DTH.

       BGE  expects  to  close  its   refrigerated   storage   facilities   with
approximately 500,000 Dth during the Summer 1999.

     BGE's current pipeline firm transportation entitlements to serve our firm loads are 280,553 Dth per day during the winter period and 255,533 Dth during the summer period.

     BGE has approximately 235,080 DTH natural gas storage entitlements per day. Storage is located at Notch Cliff in Harford County, Maryland and at Spring Gardens in Baltimore City, Maryland.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

          (a) Number of kwh. (in thousands) of electric energy sold (at retail or wholesale), and Mcf. (in thousands) of natural or manufactured gas distributed at retail.

     BGE
     ---
     Elec:     5,454,000 kwh. (wholesale) 28,767,000 kwh.(retail)
     Gas:      100,103 mcf. (retail)

           (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

     BGE
     ---
     Elec:     none
     Gas:      none

           (c) Number of kwh. (in thousands) of electric energy and Mcf. (in thousands) of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

     BGE
     ---
     Elec:     5,417,000 kwh.
     Gas:      15,141 Mcf.

          (d) Number of kwh. (in thousands) of electric energy and Mcf. (in thousands) of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

     BGE
     ---
     Elec:     2,643,000 kwh.
     Gas:      66,314 Mcf.

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

(1)  Safe Harbor Water Power Corporation (Safe Harbor)

          1 Powerhouse Road
          Conestoga, PA


          Safe Harbor is a hydroelectric plant located on the Susquehanna River at Safe Harbor, Pennsylvania, jointly owned by BGE and Pennsylvania Power & Light Company (PP&L). BGE owns two-thirds of the outstanding capital stock, including one-half of the voting stock of Safe Harbor. It includes 14 generating units. At maximum output, the plant can generate approximately 10 million kWh of electrical energy in one day. The average yearly generation is 1,096,525,000 kWh. The total varies depending upon yearly average river flow.

          The total output of Safe Harbor is supplied to co-owners PP&L and BGE in accordance with their ownership interest to supplement the power flow into the Pennsylvania- New Jersey-Maryland interconnection (PJM). Safe Harbor power is used primarily to meet peak demands for electricity. Continuous operation occurs when river flow equals or exceeds the plant's maximum water handling capacity of 110,000 cubic feet per second.

(2)  Carr Street Generating Station L.P.(Carr Street)

          64 Carr Street
          East Syracuse, N.Y.

          Carr Street is a natural gas fired dual combustion turbine, single steam turbine combined cycle electric generation facility that produces up to 105 gross MW of power. The facility also has the capability to fire No. 2 low sulfur fuel oil, and may produce up to 80,000 pounds per hour of process steam with a proportionate reduction in electrical power output of up to approximately 5 MW.

(3) Grupo Generador de Guatemala y Cia., S.C.A. ("GGG") (formerly Guatemalan Generating Group y Cia S.C.A.)

     Las Margaritas, Torre II, Oficina 902-B Diagonal 6, 10-
     01 Zona 10 Guatemala City, Guatemala C.A.  01010

     Generating facilities are located on the shores of Lake Amaititlan, 32 kms outside Guatemala City, and in the Province of Escuintla, approximately 62 kms outside of Guatemala City. The generating facilities consist of four turbo generating units, four steam turbines, one heat recovery boiler and one steam injection unit with an aggregate net generating capacity of approximately 80MW and 4 diesel units with a net capacity of 60MW. The generation facilities are interconnected with the Principal Transmission System, the Guatemalan wholesale transmission grid.

(4) Cos de Guatemala S.A.

     Las Margaritas, Torre II, Oficina 902-B Diagonal 6, 10-
     01 Zona 10 Guatemala City Guatemala C.A. 01010

     This entity does not own any facilities. Instead it provides operating services for the generating facilities owned by Grupo Generador de Guatemala y Cia S.C.A.

(5)  Empresa Electrica Valle Hermoso S.A. ("EVH")

     Calle Tarija N 1425
     Casi Esq. Adela Zamudio
     Cala Cala
     Casilla 5645, Cochabamba, Boliva

     Generating facilities are located in Cochabamba, Bolivia and Carasco, Bolivia. EVH was created when the Bolivian government privatized its national power company, Empresa Nacional de Electricidad, through the spin-off and sale of 50% interests in three power generating companies, of which EVH is one. EVH includes one plant of four gas- fired combustion turbines, which produce 71.5 MW, and one plant of two gas-fired combustion turbines, which produce

110 MW. and one plant of three small hydro units which produce 12 MW.

(6)  The Bolivian Generating Group, LLC

     Registered office is at Ugland House, P.O. Box 309,
     George Town, Grand Cayman.

     The Bolivian Generating Group, LLC ("BGG") was the successful bidder of a 50% interest in, and acquired administrative control of EVH, an electricity generating company in Bolivia.

(7)  C&O Bolivia, LLC

     Calle Tarija N 1425
     Casi Esq. Adela Zamudio
     Cala Cala
     Casilla 5645
     Cochabama, Bolivia

     Cayman Islands Company, which provides services to EVH in Bolivia. Constellation Power International Investments, Ltd. owns 50% of this joint operating company which provides operation and management services to EVH.

(8)  Empresa Distribuidora de Electricidad de Entre Rios,
     S.A. ("EDEER")

     c/o Ministerio de Obras y Servicios Publicos,
     Parana, Entre Rios, Argentina.

     EDEER is the principal distributor and transmitter of electric power to the province of Entre Rios, Argentina. EDEER owns 965 km of high voltage transmission lines, 1,986 km of medium voltage lines and 3,142 km of low voltage distribution lines.

(9)  Compania Forca E Luz Cataguazes-Leopoldina
     ("Cataguazes") and Cia De Electricidada De Nova
     Friburgo ("Friburgo")

     Avenita Presidente Vargas, 463

     4th Floor
     Rio de Janeiro, RJ, Brazil
     CEP 20086-900

     Located in Minas Gerais, Brazil Cataguazes is an electric utility serving the southeastern portion of the State of Minas Gerais, Brazil. Cataguazes serves approximately 214,000 customers. Following its acquisition of 100% of the voting shares of Friburgo, a neighboring electric utility that Cataguazes recently acquired, Cataguazes serves a total of approximately 273,000 customers. The utility assets of Cataguazes comprise approximately 13,440 km of distribution lines, 663 km of transmission lines, and related equipment, including substation capacity of 618 MVA. Cataguazes also owns a number of small hydroelectric generating plants with an aggregate generating capacity of approximately 19 megawatts, as well as a hydroelectric project that is under construction and that will have a generating capacity of approximately 20 megawatts. Cataguazes also holds a 100% interest in Multiagro, S.A. an agricultural company and a 21.56% interest in Ind. Cataguazes a textile company.

(10) ELEKTRA NORESTE, S.A. (formerly known as Empresa de
     Distribucion Electrica Noreste, S.A.)

     Elektra Noreste, S.A.
     Edificio Hatillo, Torre A, Piso 7
     Avenida Cuba y Avenida Justo Arosemena
     Apartado 5285
     Panama 5, Panama City
     Republic of Panama


     Elektra Noreste, S.A. ("Noreste") is the second largest distribution company in the Republic of Panama. Noreste's service territory is 2,600 square miles, and includes the entire Eastern half of the country, a portion of the capital, Panama City and all of the second largest city, Colon. A portion of Noreste's service territory will also include parts of the Eastern half of the Panama Canal Zone reclaimed by the Republic of Panama.

     Noreste serves approximately 170,000 customers that consume a total of 1,300 GWH of energy annually, and is one of three electric distribution companies formed out of the restructuring and privatization of the government owned utility company, Instituto de Recursos Hidraulicos y Electrificacion. Noreste currently has approximately 820 employees, and its assets consist largely of all the distribution lines and substations within its 2,600 square mile service territory. Noreste generates a small amount of electricity and purchases the bulk of its electricity needs from the now privatized generation companies under power purchase contracts negotiated with the oversight of the government owned transmission company. After an interim period, Noreste will be able to renegotiate its power purchase contracts at prevailing market based rates and be able to self-generate up to 15% of its energy needs.

(11) Malacha  Hydro Limited Partnership, owner of  the  Muck
     Valley Hydroelectric Project

     701 Morrison - Knudsen Drive
     Suite 300
     Boise, Idaho 83712

     The Muck Valley Hydroelectric Project is located on the Pit River near Fall River Mills in Lassen County, California. The Muck Valley Hydroelectric Project is an approximately 35 MW run of the river hydroelectric facility.


           (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

(1) Safe Harbor

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.         100% ownership of
                                         Baltimore Gas and
                                         Electric Company

Baltimore Gas and Electric Company       two thirds stock
                                         one half voting stock
                                         of Safe Harbor

(2) Carr Street

                                            Description of
        System Company                      Interest Held
        --------------                      -------------


Constellation Energy Group, Inc.          100%  ownership of
                                          Constellation Enterprises,
                                          Inc.

Constellation Enterprises, Inc.           100% ownership of
                                          Constellation Power
                                          Source, Inc.

Constellation Power Source, Inc.          37% ownership of Orion
                                          Power Holdings, Inc.

Orion Power Holdings, Inc.                100% ownership of Orion
                                          Power New York L. P.,
                                          Inc. and Orion Power New
                                          York G. P., Inc.

Orion Power New York, L. P., Inc.         99% ownership of Carr
                                          Street

Orion Power New York, G. P., Inc.         1% ownership of Carr
                                          Street

(3)      Grupo Generador de Guatemala y Cia., S.C.A. (GGG)
         (formerly Guatemalan Generating Group y Cia S.C.A)

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises,Inc.             100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.

Constellation Power, Inc.                  100% ownership of Constellation
                                           Power International Investments,
                                           Ltd.

Constellation Power                        100% ownership of Green Tree
Investments International,                 Finance Company and Guatemala
Ltd.                                       Generating Group - I

Green Tree Finance Company                 99% ownership of Grupo
                                           Generador de Guatemala, S.A.

Guatemalan Generating                      1% ownership of Grupo Generador
Group - I                                  De Guatemala, S.A.
                                           99% ownership of Grupo
                                           Generador de Guatemala y Cia S.C.A.

Grupo Generador de Guatemala,              1% ownership of Group Generador
S.A.                                       De Guatemala y Cia S.C.A.


(4)      Cos de Guatemala S.A.

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group,Inc.            100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises,Inc.             100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.

Constellation Power, Inc.                  100% ownership of Constellation
                                           Operating Services, Inc.

Constellation Operating                    100% ownership of Constellation
Services, Inc.                             Operating Services International
                                           100% ownership of Constellation
                                           Operating Services International - I

Constellation Operating                    80% ownership of Cos De
Services International                     Guatemala S.A.

Constellation Operating                    20%  ownership of Cos de
Services International - I                 Guatemala, S.A.


(5)      Empresa Electrica Valle Hermoso S.A.

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises, Inc.            100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.

Constellation Power, Inc.                  100% ownership of Constellation
                                           Power International Investments, Ltd.

Constellation Power                        15.5% ownership of The Bolivian
International Investments, Ltd.            Generating Group, LLC

                                           50% ownership of C&O Bolivia, LLC

C&O Bolivia, LLC                           26% ownership of The Bolivian
                                           Generating Group, LLC

The Bolivian Generating Group,             50% ownership of Empresa
LLC                                        Electrica Valle Hermoso, S.A.

(6)      The Bolivian Generating Group, LLC

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises, Inc.            100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.

Constellation Power, Inc.                  100% ownership of Constellation
                                           Power International Investments, Ltd.

Constellation Power                        15.5% ownership of The Bolivian
International Investments,                 Generating Group, LLC
Ltd.
                                           50% ownership of C&O Bolivia, LLC

C&O Bolivia, LLC                           26% ownership interest of
                                           The Bolivian Generating Group, LLC

(7)      C&O Bolivia, LLC

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises, Inc.            100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.

Constellation Power, Inc.                  100% ownership of Constellation
                                           Power International Investments, Ltd.

Constellation Power                        50% ownership of
International Investments,                 C&O Bolivia, LLC
Ltd.

(8)      Empresa Distribuidora de Electricidad de Entre Rios S.A.

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises, Inc.            100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.

Constellation Power, Inc.                  100% ownership of Constellation
                                           Power International Investments, Ltd.

Constellation Power                        16.5% ownership of The Latin
International Investments,                 America Energy and Electricity
Ltd.                                       Fund I, L.P.

                                           8.291% of Fondelec General
                                           Partners, L.P.

Fondelec General Partners,                 1% of the Latin American Energy
L.P.                                       and Electricity Fund I, L.P.

The Latin America Energy and               7.5% ownership in
Electricity Fund I, L.P.                   Inversora EDEER, S.A.

Inversora EDEER, S.A.                      90% ownership in Empresa
                                           Distribudora de Electricidad de
                                           Entre Rios, S.A.

(9)      Compania Forca E Luz Cataguazes - Leopoldina and Cia De
         Electricidad De Nova Friburgo

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises, Inc.            100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.




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


Constellation Power, Inc.                  100% ownership of Constellation
                                           Power International Investments, Ltd.

Constellation Power                        16.5% ownership of The Latin
International Investments,                 America  Energy
Ltd.                                       and Electricity Fund I, L.P.

                                           8.291% of Fondelec General
                                           Partners, L.P.

Fondelec General Partners,                 1% of the Latin American Energy
L.P.                                       and Electricity Fund I, L.P.

The Latin America Energy and               7.06% ownership of Compania
Electricity Fund I, L.P.                   Forca E Luz Cataguazes -
                                           Leopoldina and Cia De
                                           Electricidad De Nova Friburgo


(10) ELECTRA NORESTE, S.A. (formerly known as Empresa de Distribucion Electrica Noreste, S.A.)

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises, Inc.            100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Power, Inc.

Constellation Power, Inc.                  100% ownership of
                                           Constellation Power
                                           International Investments, Ltd.

                                           100%  ownership  of CP
                                           Panama Investors, Inc.

Constellation Power                        100% of Class B common stock of
International  Investments,                CP Panama I, S.A.
Ltd.
                                           25% of  Class A common stock of
                                           Panama Distribution Group, S.A.

CP Panama Investors, Inc.                  100% of Class A. common stock of
                                           CP Panama I, S.A.

CP Panama I, S.A.                          55% of Class A common stock of
                                           Panama Distribution Group, S.A.

Panama Distribution Group,                 51% of Elektra Noreste, S.A.
S.A.

(11)     Malacha Hydro Limited Partnership

                                           Description of
        System Company                     Interest Held
        --------------                     -------------

Constellation Energy Group, Inc.           100% ownership of
                                           Constellation Enterprises, Inc.

Constellation Enterprises, Inc.            100% ownership of
                                           Constellation Holdings, Inc.

Constellation Holdings, Inc.               100% ownership of
                                           Constellation Investments, Inc.

Constellation Investments, Inc.            100% ownership of CD
                                           Malacha I, Inc.

CD Malacha I, Inc.                         1% General Partner and up to
                                           49% Limited Partner of
                                           Malacha Hydro Limited
                                           Partnership

                  (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.



                              See Attached Annex A



                  (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period. (All figures are as of 12/31/98).



                              See Attached Annex B

                  (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                              See Attached Annex C



                                    EXHIBIT A

         A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                              See Attached Annex D



                                    EXHIBIT B

                             Financial Data Schedule

         If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electrically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.

Item No.          Caption Headings                   Amount (in millions)

1                 Total Assets                       $9,195.0

2                 Total Operating Revenues           $3,358.1

3                 Net Income                           $327.7



                                    EXHIBIT C

         An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                                    See response to Item 4(b)

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 30th day of April, 1999.



                                             Constellation Energy Group, Inc.

                                             By: /s/ David A. Brune
                                             ----------------------
                                                 David A. Brune
                                                 Vice President


Corporate Seal

Attest:

/s/ Thomas E. Ruszin, Jr.
-------------------------
Thomas E. Ruszin, Jr.
Assistant Secretary

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

                           David A. Brune, Vice President
                           Constellation Energy Group, Inc.
                           39 W. Lexington Street
                           Baltimore, MD 21203

                                     Annex A


         Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

                                     Annex B

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

                                     Annex C

Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.

                                     Annex D


Filed confidentially with the SEC pursuant to Rule 104 of PUHCA.